SGT COMPANY INC

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2025

TM ACCOUNTANT, INC.
770 W Dundee Rd, Arlington Heights, IL 60004
Phone: (847)850-0085 Fax: (847)305-5895

TABLE OF CONTENTS

TM ACCOUNTANT, INC.
770 W Dundee Rd, Arlington Heights, IL 60004
Phone: (847)850-0085 Fax: (847)305-5895
info@tmaccountant.us - www.tmaccountant.us

The Board of Directors
SGT Company Inc
Santa Barbara, CA 93109

Independent Accountant's Compilation Report

We have compiled the accompanying financial statement of SGT Company Inc as of December 31, 2025, which comprises of the balance sheet, related statements of income, stockholders' equity, and statement of cash flows, for the year ended. The financial statements have been prepared in accordance with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America (OCBOA). We have not audited or reviewed the accompanying financial statements and, accordingly, we do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Management is responsible for the preparation and fair presentation of the financial statements on the modified cash basis of accounting, as well as for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements, whether due to fraud or error. Management has elected to omit substantially all disclosures ordinarily included in financial statements. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Dmitry Moroz, CPA
February 16, 2026

SGT COMPANY INC
BALANCE SHEET
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	41,422
Accounts Receivable	3,968
Total Current Assets	45,389
OTHER CURRENT ASSETS:	
Clearing Account	659
Inventory	16,649
Total Other Current Assets	17,308
TOTAL ASSETS	62,696

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts Payable	309
Credit Cards Payable	49,077
Credit Line	2,481
Sales Tax	24
Current Portion Of Notes Payable	3,964
Total Current Liabilities	55,855
LONG TERM LIABILITIES:	
Long Term Debt, Equipment	72,645
Loan from Owner	35,335
Current Portion Of Notes Payable	(3,964)
Total Long Term Liabilities	104,016
SHAREHOLDERS' EQUITY	
Common Stock	1,000
Shareholders' Contribution	384,861
Retained Earnings	(398,541)
Net Income	(84,495)
Total Equity	(97,175)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	62,696

SGT COMPANY INC

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

Balance - December 31,2024	Common Stock	Shareholder Contribution	Retained Earnings	Total
	$ 1,000	$ 272,070	$ (398,541)	$ (125,471)
Net Income	-	-	(84,495)	(84,495)
Shareholder Contribution	-	112,791	-	112,791
Balance - December 31,2025	$ 1,000	$ 384,861	$ (483,036)	$ (97,175)

SGT COMPANY INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

Gross Sales	153,613
Gross - Other	703
Chargeback	(18,033)
Refunds	(2,262)
Total Revenues	134,021
Less Cost of Revenues	(132,939)
Gross Profit	1,083
Less Selling and Administrative Expenses	(72,626)
Income from Operations	(71,543)
Other Income (Expense):	
Interest Expense	(12,952)
Net Income	(84,495)
EBITDA	(71,543)

SGT COMPANY INC

COST OF REVENUES STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

Materials	112,191
Shipping Expense	20,105
Platform Fees	643
	132,939

STATEMENT OF SELLING AND ADMINISTRATIVE EXPENSES

Accounting Fees	3,360
Advertising and Promotion	33,682
Bank Service Charges	293
Business Licenses and Permits	2,991
Charity Donation	690
Dues and Subscriptions	1,915
Insurance Expense	1,713
Meals and Entertainment	47
Office Expense	68
Professional Fees	14,896
Software	7,223
Supplies	4,510
Taxes	51
Travel Expenses	1,186
	72,626

SGT COMPANY INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES		
Net Income	$	(84,495)
Adjustments to reconcile Net Income to net cash provided by operations:		
Decrease (Increase) in Accounts Receivable		(3,968)
Decrease (Increase) in Other Current Assets		(14,363)
(Decrease) Increase in Accounts Payable		309
(Decrease) Increase in Credit Cards Payable		974
(Decrease) Increase in Other Current Liabilities		(55)
Net cash provided by Operating Activities		(101,598)
FINANCING ACTIVITIES		
(Decrease) Increase in Long Term Liabilities		23,655
Shareholder Distributions		102,663
Net cash provided by Financing Activities		126,318
Net cash increase for period		24,719
Cash at beginning of period		16,702
Cash at end of period	$	41,422